Exhibit 7(i)

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                  GENERAL ELECTRIC CAPITAL ASSURANCE COMPANY


      General Electric Capital Assurance Company, a corporation organized under the laws of the state of Delaware on May 12, 1992, filing this Amended and Restated Certificate of Incorporation, hereby certifies as follows:

   1. The corporation was originally incorporated in the State of Washington under the name, United Pacific Life Insurance Company, as a Washington domestic insurance corporation. The corporation's original articles of incorporation were filed with the Washington Secretary of State's office effective September 28, 1956.

   2. The corporation was redomesticated from the State of Washington to the State of Delaware effective May 12, 1992, the date of filing of its Certificate of Incorporation, pursuant to Section 4946 of the Delaware Insurance Code (18 Del. C. ss. 4946) and all other applicable provisions of the Delaware and Washington law.

   3. The corporation's name was changed from United Pacific Life Insurance Company to General Electric Capital Assurance Company effective April 1, 1994, pursuant to the filing of its Amended and Restated Certificate of Incorporation on January 27, 1994 in accordance with sections 242 and 245 of the General Corporation Law of the State of Delaware.



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   4. The corporation is the survivor of a merger between AMEX Life Assurance
Company ("AMEX Life") and the corporation effective June 30, 1996, whereby AMEX Life (which at the time was a subsidiary of the corporation) was merged with and into the corporation, following the approvals of the Delaware and California Insurance Departments.

   5. This Amended and Restated Certificate of Incorporation, which shall take effect on October 1, 1997, has been adopted in accordance with Section 245 of the General Corporation Law of the State of Delaware and, pursuant to Sections 242 and 245, restates and integrates and further amends the provisions of the Certificate of Incorporation as follows:

   FIRST:    The name of the corporation is GENERAL ELECTRIC  CAPITAL  ASSURANCE
COMPANY.

   SECOND: The address of the corporation's registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the corporation's registered agent at such address is The Corporation Trust Company.

   THIRD: A. The objects for which this corporation is formed are to conduct an insurance business and to make insurance as hereinafter set forth. Said corporation shall be a stock corporation and shall do business as a stock corporation. The kinds of insurance which this corporation will issue are as follows:



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            1. LIFE INSURANCE

                           The issuance of life insurance, being insurance on
                        human lives and insurances appertaining thereto or connected therewith, shall include the granting of annuities and endowment benefits; additional benefits in event of death by accident; additional benefits in the event of the total and permanent disability of the insured; and optional methods of settlement proceeds.

            2.    HEALTH INSURANCE

                           Health insurance is insurance of human beings against
                        bodily injury, disablement or death by accident or accidental means, or the expense thereof, or against disablement or expense resulting from sickness, and every insurance appertaining thereto.

            B. Said corporation may issue insurance policies upon both the participating plan and the non-participating plan. The Board of Directors of said corporation may, from time to time, distribute equitably to the holders of participating life insurance policies issued by said corporation such sums out of the surplus funds of said corporation, as in its judgment seems proper, said surplus funds being the excess of the insurer's assets over its liabilities, including its capital stock as a liability. Dividends to participating policies for other kinds of insurance shall be paid out of that part of such surplus funds which is derived from any realized net profits from the insurer's business.

   FOURTH: The capital stock of this corporation shall consist of the following:

            1. Four million two hundred thousand (4,200,000) shares of Class A common stock of the par value of one dollar ($1.00) each ("Class A Common Stock"); and

            2. Two million (2,000,000) shares of Class B common stock of the par value of one dollar ($1.00) each ("Class B Common Stock", together with the Class A Common Stock, the "Common Stock"); and


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            3.    One million (1,000,000) shares of  preferred  stock of the par value of one dollar ($1.00) each, which shares shall be issuable in one or more series with such rights, preferences and privileges (including, but not limited to any designation,
                  class,   series,   voting   power,    preference,    relative,
                  participating, optional or other special right, qualification,
                  limitation,   restriction,   dividend,   time and   price   of
                  redemption and conversion right) as may be determined by the directors in each instance, without further action by the stockholders.

   Each holder of Class A Common Stock shall have one vote on all matters submitted to the stockholders for each share of Class A Common Stock standing in the name of such holder on the books of the corporation. Except as provided by law, the holders of Class B Common Stock shall have no voting rights.

   No class or series of shares of the corporation shall be assessable nor have any preemptive or subscription rights.

   FIFTH:      The duration of the existence  of  this  corporation  shall  be perpetual.

   SIXTH: The principal place of business of this corporation shall be located at Richmond, Henrico County, Virginia. The corporation intends to transact business within the State of Delaware and within all the several states of the United States, the District of Columbia, and in foreign countries.

   The corporation's state of domicile is Delaware.



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   SEVENTH: The power and authority to make, alter, amend or repeal the By-Laws of this corporation shall be, and is, hereby expressly vested in the Board of Directors of this corporation, subject to the power of the shareholders to amend or repeal such By-Laws. The Board of Directors shall not make or alter any By-Laws fixing their qualifications, classifications, terms of office or compensation.

   EIGHTH: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.